Davis Malm & D'Agostine, P.C.
One Boston Place, 37th Floor
Boston, MA 02108
(617) 367-2500

November 2, 2009

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention:  Sherry Haywood, Staff Attorney
Mail Stop 4631

RE:
Clean Harbors, Inc.
Amendment No. 1 to Registration Statement on Form S-4
 File No. 333-162360

Ladies and Gentlemen:

        On behalf of Clean Harbors, Inc. (the "Company") and its subsidiaries listed as Guarantor Registrants (the "Guarantors") in the Registration Statement on Form S-4 described above, there is herewith transmitted electronically for filing Amendment No. 1 to the Registration Statement (the "Amendment") relating to the proposed exchange offer of registered 7 5/8% senior secured notes due 2016 (the "new notes") for the Company's similar unregistered notes (the "old notes") now outstanding. To assist in the review of the Amendment by the Commission's staff, we are delivering to Sherry Haywood, Staff Attorney, three printed copies of the Amendment with exhibits. Each of those copies is marked to show changes from the Registration Statement as originally filed.

        The Company responds as described below to each of the comments on the Registration Statement in the letter dated October 28, 2009 (the "Comment Letter") from Jay Ingram, Legal Branch Chief. Each such comment and related response has the same number as in the Comment Letter.

1.
Please disclose the following on the cover page of the prospectus:

a.
Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

b.
Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

RESPONSE: An additional paragraph has been added to the cover page of the prospectus following the cross reference to "Risk Factors" to provide the specified additional disclosure.

2.
Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

RESPONSE: The Company hereby confirms that the final prospectus will contain on the cover page and under "The Exchange Offer" the expiration date of the exchange offer.

3.
As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

RESPONSE: The Company confirms that the expiration date of the exchange offer will occur on a date which is more than 20 business days after the commencement of the exchange offer in order to ensure that the offer will be open for not less than 20 full business days.

4.
Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please advise us about your compliance with these requirements with respect to the notes covered by this registration statement. For additional guidance please see Release No. 33-7878 dated August 15, 2000, found on the Commission's website at http://www.sec.gov/rules/final/33-7878.htm.

RESPONSE: The Company believes that the financial statements included in the Registration Statement fully comply with Rule 3-10 of Regulation S-X. In particular, as required by Rule 3-10(f) of Regulation S-X, (1) each of the Guarantors is "100% owned" (as defined by Rule 3(h)(1)), (2) the Guarantees of the Guarantors are "full and unconditional" (as defined by Rule 3(h)(2)), and (3) pages F-2 through F-95 of the prospectus contain the consolidated financial statements of the Company and its subsidiaries for all of the periods specified by Rules 3-01 and 3-02 and include, on pages F-59 through F-65 and F-88 through F-94, footnotes containing consolidating financial information for the same periods with separate columns for (i) the Company, (ii) the Guarantors (which constitute the Company's domestic subsidiaries) on a combined basis, (iii) any other subsidiaries (namely the Company's foreign subsidiaries) on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

        As described in the footnotes to the Company's historical consolidated financial statements included in the Registration Statement and referenced in the preceding paragraph, the guarantees provided by the Guarantors described in those footnotes related to the Company's previously outstanding senior secured notes due 2012 (the "former notes"). The former notes were outstanding during the periods covered by such historical financial statements, but the Company redeemed or otherwise discharged all of the former notes prior to the commencement in August 2009 of the Company's offering of the "old notes," which the Company now proposes to exchange for the "new notes" as described in the Registration Statement. However, the structure of such guarantees of the former notes was identical to the Guarantees by the Guarantors of the current notes, since the Guarantors are the same subsidiaries which provided the guarantees of the former notes and the full and unconditional nature of the guarantees of the former notes is the same as of the Guarantees which the Guarantors have provided for the "old notes" and the "new notes." In the Company's consolidated financial statements issued for all periods during which either the "old notes" or the "new notes" are outstanding, the footnotes to such financial statements will disclose that the Guarantors are wholly-owned subsidiaries of the Company and that the Guarantees are full and unconditional.

5.
Refer to the immediately preceding comment. Confirm and disclose that all the Guarantor Subsidiaries are "100% Owned" by you and that the guarantees are full and unconditional. See Rule 3-10(i)(8) of Regulation S-X. If these conditions are not present, please advise of the basis of your belief that the presentation of separate financial statements of each of your subsidiaries is not currently required. See Rule 3-10 of Regulation S-X.

RESPONSE: As described in the response to comment no. 5, the Company confirms that all of the Guarantors are "100% owned" by the Company and that the Guarantees are "full and unconditional," as those terms are defined, respectively, in Rules 3(h)(1) and 3(h)(2).

6.
We note your disclosure that the notes being registered may be guaranteed by "future guarantors." To the extent there will be additional subsidiary guarantors, please advise us as to how you intend to comply with your registration obligations.

RESPONSE: The Company now anticipates that it will not, during the offering period for the new notes, form or acquire any additional subsidiary which would, by the terms of the indenture, be required to become an additional Guarantor. If, however, the Company should during such period either form or acquire any such additional subsidiary, the Company would file a post-effective amendment to the Registration Statement adding any such additional subsidiary as an additional Guarantor Registrant under the Registration Statement.

Market and Related Information, page ii

7.
We note your disclosure about your inability to guarantee the accuracy and completeness of any third party information incorporated in the prospectus. Clarify the extent to which you are cautioning shareholders in their evaluation of this data. More clearly express the company's views regarding the reliability of the data and statistics in your registration statement. Remove language that suggests you are not responsible for assessing the reasonableness and soundness of the market data and other information. If the industry and market data requires disclaimers such as those presented here, it does not appear the market data contribute to an informed investor understanding of the market for the company's products and services as of the time of their potential investments.

RESPONSE: The language under "Market and Related Information" on page ii has been revised to (i) remove language suggesting that the Company is not responsible for assessing the reasonableness and soundness of the market data and other information obtained by the Company from third party sources and (ii) confirm that the Company believes such data and information is accurate as of the date of the prospectus or the earlier dates specified therein.

Forward-Looking Statements, page ii

8.
In the first sentence, advise us as to the intent of the reference to "forward-looking statements" as defined by federal securities laws." If you are attempting to invoke the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, please note that the safe harbor does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

RESPONSE: As stated under "Forward-Looking Statements" on pages ii and iii, the Company believes that the prospectus contains certain statements which qualify for the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995. The purpose of that disclosure is to assist investors in identifying statements in the prospectus which the Company believes do so qualify and, as required by that Act, to summarize the principal risks and uncertainties associated with such forward-looking statements. Although the Company acknowledges that safe harbor does not apply to statements made in connection with a tender offer, the Company respectfully submits that the Registration Statement and all of the statements contained therein are publicly available, will likely be reviewed and relied upon by investors in connection with purchases and sales of the Company's common stock, and should therefore contain disclosure as to forward-looking statements.

The Exchange Offer, page 106

Expiration Date; Extensions; Amendments, page 109

9.
You reserve the right to "delay accepting any old notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-l(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

RESPONSE: The specified statement on page 109 has been revised to clarify that the Company's right to delay acceptance relates only to an extension of the exchange offer.

Conditions to the Exchange Offer, page 110

10.
We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

RESPONSE: All references to "sole discretion" under "Conditions to the Exchange Offer" on page 110 have been deleted. The Company also respectfully submits that the conditions to consummation of the exchange offer described in that section are specific and that it should be fairly easy to determine whether or not those conditions have been satisfied.

11.
An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to "threatened" actions, as it is unclear how this could be objectively determined.

RESPONSE: The reference to "threatened" actions or proceedings on page 110 has been deleted.

Certain U.S. Federal Income Tax Considerations, page 175

12.
You are required to furnish a description of the material federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise the heading of this section to delete the word "[c]ertain" from the heading, and to clarify that this section addresses the material tax consequences of this transaction.

RESPONSE: The heading and the first paragraph of the specified section have been revised to delete the word "certain" and clarify that the section addresses the material federal income and estate tax consequences of the transaction.

13.
We note your disclosure that the summary on beginning on page 175 does not purport to be a complete analysis of all potential tax effects. Disclaimers of this type are inconsistent with the requirement that all material information be provided in your Offer material. Please revise.

RESPONSE: The first paragraph (under the heading and the Circular 230 legend) on page 175 has been revised to remove the specified disclaimer.

        The Company would like to commence the exchange offer as promptly as practical. Accordingly, the Company would appreciate being advised whether the staff has any further comments on the Registration Statement. If the staff advise that it has no further comments, the Company and the Guarantors will then file a request for acceleration. As described in the Comment Letter, the Company and the Guarantors will acknowledge in such letter that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action of the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company and the Guarantors may not assert the staff's comments and the declaration of the Registration Statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States federal securities laws. The Company and the Guarantors will also confirm in such letter that they are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

        Please contact either the undersigned or C. Michael Malm of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Very truly yours,
/s/ John D. Chambliss John D. Chambliss
cc:
James M. Rutledge, Executive Vice President
and Chief Financial Officer
C. Michael Malm, Esq.